SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

1249333.1

Magal Security Systems Ltd.

6-K Items

1. Magal Security Systems Ltd. Letter to Shareholders and Consolidated Financial Statements for the year ended December 31, 2003.

ITEM 1

MAGAL SECURITY SYSTEMS LTD.

Dear Shareholders,

I am pleased to report that once again we have achieved record revenues and operating income, meeting the goals we had set for the year 2003.

Total revenues for the year 2003 reached US$59.4 million, operating income was US$4.3 million and net income reached US$2.4 million, an increase of 38 percent, 85 percent and 27 percent, respectively, compared to the year 2002.

Excluding the impact of Smart Interactive Systems, Inc (SIS), our revenues for the year 2003 were US$58.9 million, operating income was US$6.2 million and net income was US$4.3 million. Management took the decision to reduce the expenses of SIS in order to reach the breakeven point as soon as possible. Management believes that this goal will be achieved by the end of 2004.

During the last quarter of 2003, we received orders of approximately US$4 million from the Israeli Ministry of Defense (MOD) for installation of intrusion detection systems along the seam line between Israel and the West Bank. Part of these orders were executed in the fourth quarter of 2003 and the balance was completed in the first quarter of 2004. These orders are a follow-on of previous orders of US$15 million, that Magal received in September 2002 for installations on the seam line. Those orders were executed in the years 2002 and 2003. We believe that we will continue to receive orders for the seam line during the year 2004.

During the year 2003, Magal continued to strengthen its position as a provider of turnkey solutions in the global security markets and executed a number of projects. One such project is the US$16 million contract to protect the Otopeni International Airport in Bucharest, Romania.

Over the course of 2003, we have also increased our activity in the US perimeter homeland security market. Ten of Magal Group's Perimeter Intrusion Detection Systems have been approved by the U.S. Department of the Air Force as part of the $498 million Force Protection Integrated Base Defense Security System (IBDSS) program.

Magal's fully owned U.S. based subsidiaries, Perimeter Products Inc. (PPI) and Senstar-Stellar, Inc (SSI) have supplied $4.2 million of orders to homeland security contractors for the protection of various governmental and military sites throughout the United States.

We are pleased that our systems are being included as part of the U.S. homeland security program, and we expect to continue to serve the important mission of protecting U.S. infrastructure and further advance our activity in the homeland security field.

During 2003 two other major events took place:

Mira - Mag Inc., Magal's major shareholder, entered into an agreement with the Israel Aircraft Industry Ltd. (IAI), to purchase all Magal's shares which were held by IAI. This amounted to a total of 914,516 shares, constituting 11.88% of Magal's outstanding ordinary share capital.

In addition, Magal acquired through its fully owned U.S. based subsidiary, PPI, the assets of Dominion Wireless, Inc. (DWI), a company located in Virginia, USA. DWI specializes in applying advanced radio frequency (RF) transmission and locating technologies, to deliver highly reliable security systems for use in correctional and other institutional environments. We believe that this acquisition will strengthen the company's product line, as well as improve market share and competitive standing in the perimeter security marketplace.

At the beginning of 2004 we launched three new products:

The **FORTIS** Integrated Command & Control System, the **PipeGuard** Pipeline Security System and the **DreamBox**, which is a new All-in-One network based technology for CCTV applications. Altogether, these new products significantly widen the spectrum of security solutions we offer and substantially broaden the potential security markets of Magal.

Based on the success of these initiatives and our current order backlog, we have every reason to believe that 2004 will be even stronger than the year we just completed. We also anticipate to increase our revenues from turnkey projects and homeland security related orders during the coming year.

I would like to thank the company's directors, management and employees for their loyalty and dedication, as well as our shareholders for their continued support.

My thanks to all of you,

Jacob Even-Ezra
Chairman of the Board & CEO

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003
IN U.S. DOLLARS

INDEX

ERNST & YOUNG
Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel
Phone: 972-3-6232525
Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MAGAL SECURITY SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Kost Forer Gabbay and Kasierer

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 10, 2004
Except for Note 10e, for which the date is February 18, 2004
Except for Note 18, for which the date is April 28, 2004

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2002	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,519	$ 4,389
Short-term bank deposits (Note 11c)	3,708	5,750
Restricted bank deposit	—	3,250
Trade receivables (net of allowance for doubtful accounts — $150 in 2002 and $187 in 2003)	9,133	14,885
Unbilled accounts receivable	7,691	5,072
Other accounts receivable and prepaid expenses	2,256	3,332
Deferred income taxes	602	979
Inventories (Note 3)	8,112*	11,777
Total current assets	34,021*	49,434
LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:		
Long-term trade receivables (Note 2g)	1,510	300
Long-term bank deposits	8,649	3,051
Severance pay fund	1,724	1,960
Total long-term investments and trade receivables	11,883	5,311
PROPERTY AND EQUIPMENT, NET (Note 5)	9,128*	11,505
DEFERRED INCOME TAXES	511	335
INTANGIBLE ASSETS, NET (Note 6)	342	713
GOODWILL (Note 6)	3,856	4,145
Total assets	$59,741	$71,443

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(except share and per share data)

	December 31, 2002	December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit (Note 7)	$ 9,266	$12,597
Current maturities of long-term loans (Note 9)	1,091	3,841
Trade payables	4,192	5,077
Other accounts payable and accrued expenses (Note 8)	3,784	6,518
Total current liabilities	18,333	28,033
LONG-TERM LIABILITIES:		
Unrealized losses on forward contracts	—	561
Long-term loans (Note 9)	4,698	1,873
Accrued severance pay	1,679	1,992
Total long-term liabilities:	6,377	4,426
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)		
SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS):		
Share capital (Note 12):		
Ordinary shares of NIS 1 par value:		
Authorized: 19,748,000 shares at December 31, 2002 and 2003; Issued and outstanding: 7,666,370 and 8,035,779 shares at December 31, 2002 and 2003, respectively	2,600	2,683
Additional paid-in capital	21,791	24,098
Deferred stock compensation	(3)	—
Accumulated other comprehensive income (loss)	(1,006)	479
Retained earnings	11,649	11,724
Total shareholders' equity and comprehensive income (loss)	35,031	38,984
Total liabilities and shareholders' equity and comprehensive income (loss)	$59,741	$71,443

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands
(except share and per share data)

	Year ended December 31,		
	2001	2002	2003
Revenues (Note 15 and 16)	$ 41,020	$ 42,966	$ 59,361
Cost of revenues	21,505	23,924	33,378
Gross profit	19,515	19,042	25,983
Operating expenses:			
Research and development, net (Note 17a)	3,054	3,128	4,773
Sales and marketing, net	7,933	8,642	11,585
General and administrative	4,949	4,938	5,305
Total operating expenses	15,936	16,708	21,663
Operating income	3,579	2,334	4,320
Financial income (expenses), net (Note 17b)	40	199	(1,003)
Income before taxes on income	3,619	2,533	3,317
Taxes on income (Note 14)	452	645	913
Net income	$ 3,167	$ 1,888	$ 2,404
Basic net earnings per share (Note 13)	$ 0.41	$ 0.24	$ 0.30
Diluted net earnings per share (Note 13)	$ 0.40	$ 0.23	$ 0.30
Weighted average number of Ordinary shares used in computing basic net earnings per share	7,737,512	7,866,477	7,947,778
Weighted average number of Ordinary shares used in computing diluted net earnings per share	7,924,849	8,069,138	8,028,626

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Deferred shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2001	$ 72	$2,478	$19,474	$(58)	$ (715)	$ 9,648		$30,899
Dividend declared and paid	—	—	—	—	—	(942)		(942)
Exercise of share options	—	19	125	—	—	—		144
Exercise of warrants	—	11	(11)	—	—	—		—
Purchase of deferred shares	(72)	—	11	—	—	—		(61)
Deferred stock compensation	—	—	34	(34)	—	—		—
Amortization of deferred stock compensation	—	—	—	72	—	—		72
Stock dividend	—	75	2,037	—	—	(2,112)		—
Comprehensive income:								
Net income	—	—	—	—	—	3,167	$3,167	3,167
Foreign currency translation adjustments	—	—	—	—	(579)	—	(579)	(579)
Total comprehensive income							$2,588	
Balance as of December 31, 2001	—	2,583	21,670	(20)	(1,294)	9,761		32,700
Exercise of share options	—	13	125	—	—	—		138
Exercise of warrants	—	4	(4)	—	—	—		—
Amortization of deferred stock compensation	—	—	—	17	—	—		17
Comprehensive income:								
Net income	—	—	—	—	—	1,888	$1,888	1,888
Foreign currency translation adjustments	—	—	—	—	288	—	288	288
Total comprehensive income							$2,176	
Balance as of December 31, 2002	—	2,600	21,791	(3)	(1,006)	11,649		35,031
Declared dividend	—	—	—	—	—	(401)		(401)
Exercise of share options	—	30	432	—	—	—		462
Amortization of deferred stock compensation	—	—	—	3	—	—		3
Stock dividend	—	53	1,875	—	—	(1,928)		—
Comprehensive income:								
Net income	—	—	—	—	—	2,404	2,404	2,404
Unrealized losses on forward contracts, net	—	—	—	—	(807)	—	(807)	(807)
Foreign currency translation adjustments	—	—	—	—	2,292	—	2,292	2,292
Total comprehensive income							$3,889	
Balance as of December 31, 2003	$ —	$2,683	$24,098	$ —	$ 479	$11,724		$38,984

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31, 2001	2002	2003
Cash flows from operating activities:			
Net income	$ 3,167	$ 1,888	$ 2,404
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,362	1,096	1,399
Gain on sale of property and equipment	(27)	(15)	(9)
Accrued interest on short and long-term deposits	38	(508)	(199)
Amortization of deferred stock compensation	72	17	3
Increase in trade receivables	(595)	(2,861)	(4,103)
Decrease in related parties receivables	65	1	28
Decrease (increase) in unbilled accounts receivable	(3,151)	(2,101)	2,708
Increase in other accounts receivable and prepaid expenses	(4)	(1,822)	(836)
Decrease (increase) in deferred income taxes	(136)	444	(88)
Decrease (increase) in inventories	766	468 *	(2,586)
Decrease (increase) in long-term trade receivables	(2,213)	705	1,210
Increase (decrease) in other payables and accrued expenses	682	(532)	1,727
Increase (decrease) in trade payables	(392)	786	10
Accrued severance pay, net	(2)	(72)	77
Net cash provided by (used in) operating activities	(368)	(2,506)*	1,745
Cash flows from investing activities:			
Purchase of short-term and long-term bank deposits	(674)	—	—
Proceeds from short-term deposits	—	—	505
Proceeds from sale of property and equipment	48	35	33
Purchase of property and equipment	(1,158)	(1,527)*	(3,194)
Purchase of know-how and patents	(18)	(14)	(48)
Acquisition of activity regarding personal portable duress alarm system (a)	—	—	(902)
Net cash used in investing activities	(1,802) *	(1,506)	(3,606)

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2001	2002	2003
Cash flows from financing activities:			
Short-term bank credit, net	1,085	3,911	3,098
Proceeds from long-term bank loans	1,350	—	43
Principal payment of long-term bank loans	(180)	(158)	(103)
Purchase of deferred shares	(61)	—	—
Proceeds from exercise of employee stock options	144	138	462
Dividend paid	(942)	—	—
Net cash provided by financing activities	1,396	3,891	3,500
Effect of exchange rate changes on cash and cash equivalents	(67)	(98)	231
Increase (decrease) in cash and cash equivalents	(841)	(219)	1,870
Cash and cash equivalents at the beginning of the year	3,579	2,738	2,519
Cash and cash equivalents at the end of the year	$2,738	$2,519	$4,389
Supplemental disclosures of cash flows activities:			
(i) Cash paid during the year for:			
Interest	$ 925	$ 932	$1,099
Taxes	$ 202	$1,415	$1,544
(ii) Non-cash activities:			
Declared dividend	$ —	$ —	$ 401
(a) Acquisition of activity regarding personal portable duress alarm system:			
Net fair value of the assets acquired at the acquisition date was as follows:			
Inventory			$ 376
Property and equipment			90
Technology			436
			$ 902

The accompanying notes are an integral part of the consolidated financial statements.

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

NOTE 1: GENERAL

a. Magal Security Systems Ltd. ("the Company") and its subsidiaries are engaged in the development, manufacturing and marketing of computerized security systems used to automatically detect and deter human intrusion for both civilian and military markets in Israel and throughout the world. A majority of the Company's sales is generated in the U.S.A., Canada, Europe and Israel.

As for major customer data, see Note 16b.

b. Acquisition of activity in the field of Personal Emergency locating systems:

On July 1, 2003, the Company's subsidiary acquired the business activity of Dominion Wireless Inc. ("DW") for an aggregate purchase price of $ 902, out of which $ 74 is attributed to purchase costs.

As of December 31, 2003, the total purchase price was fully paid in cash. DW will be entitled to an "earn out" of 50% of operating income related to the acquired activity. When the contingency is resolved and additional consideration, if any, is distributable, the Company will record the amounts as additional consideration for the acquisition.

DW developed, manufactured, sold and supported personal duress alarm systems that locate an individual with accuracy and reliability in correctional and other institutions.

The acquisition of the business activity of DW has expanded the product line of the Company and enables the Company to offer its customers a comprehensive range of security systems.

The acquisition was accounted for using the purchase method of accounting as determined in Statement of the Financial Accounting Standards Board ("FASB") No. 141, "Business Combinations", and accordingly, the purchase price has been allocated to the assets acquired based on the estimated fair value at the date of acquisition.

Based upon a valuation of tangible and intangible assets acquired, the Company's subsidiary allocated the total cost of the acquisition, as follows:

Inventory	$376
Property and equipment	90
Technology	436
	$902

The amount of the excess cost attributable to the technology was determined using the income approach on the basis of the present value of cash flows attributable to the intellectual property over its expected future life.

The amount allocated to technology is amortized on a straight-line basis over a period of 8 years.

The operations of DW are included in the consolidated statements since July 1, 2003.

The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2002 and 2003, and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

U.S. dollars in thousands

NOTE 1: GENERAL (Continued)

	Year ended December 31, 2002	Year ended December 31, 2003
	Unaudited	
Revenues	$47,474	$59,933
Net income	$ 579	$ 1,910
Basic net earnings per share	$ 0.07	$ 0.24
Diluted net earnings per share	$ 0.07	$ 0.24

c. Inventories write-off:

The Company periodically assesses the valuation of its inventories with respect to slow-moving items, revenue forecasts and technological obsolescence. When inventories on hand exceed the foreseeable demand or become obsolete, the value of excess inventory, is written off.

During 2001, 2002 and 2003, the Company recorded inventories write-offs in a total amount of $ 808, $ 244 and $ 601, respectively.

d. The Company depends on limited sources for components and if it is unable to obtain these components when needed, it will experience delays in manufacturing its products and the financial results may be adversely affected.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The majority of the revenues, of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standards Board ("FASB") No. 52, "Foreign Currency Translation". All transaction gains and losses from the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

The financial statements of certain foreign subsidiaries whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. Short-term, long-term bank deposits and structured note:

Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. As of December 31, 2003, the deposits are in dollars and bear interest at a weighted average rate of 4.1%

A bank deposit structured note with maturity of more than one year is included in long-term investments. This structured note is based on the changes in the LIBOR rate. As of December 31, 2003, total interest amounted to $ 50. The structured note is accounted for in accordance with the provisions of FASB Emerging Issues Task Force Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes" (EITF No. 96-12").

f. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

Cost is determined as follows:

Raw materials, parts and supplies - using the "first-in, first-out" method.

Work-in-progress — represents the cost of production in progress.

Finished products — on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g. Long-term trade receivables:

Long-term receivables from extended payment agreements are recorded at estimated present value determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of financial income in the statements of income.

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

	%
Buildings	4
Machinery and equipment	10-33 (mainly at 10)
Motor vehicles	15
Promotional display	25-50
Office furniture and equipment	6-33
Leasehold improvements	Over the term of the lease

i. Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2001, 2002 and 2003, no impairment losses were recognized.

j. Intangible assets:

Intangible assets subject to amortization that arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets" ("APB No. 17").

Intangible assets acquired in a business combination for which the date is on or after July 1, 2001, should be amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142").

Know-how is amortized over 8 to 10 years, and patents are amortized over a period of 10 years. Know-how includes know-how of a taut wire perimeter intrusion detection line and know-how of the VMD system.

Registered patents to protect proprietary technology incorporated in the Company's products and unauthorized use of our proprietary technology by third parties.

Technology in the field of portable duress alarm systems enables the Company to produce premier personal emergency location systems.

k. Goodwill:

Goodwill represents excess of the costs over the net fair value of the assets of the businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over a period of 15 years. Under SFAS No, 142, goodwill acquired in a business combination on or after July 1, 2001, shall not be amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, and market

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units.

In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes", the effect of these accounting changes is reflected prospectively. Supplemental comparative disclosure, as if the change had been retroactively applied, is as follows (in thousands, except per share data):

	Year ended December 31,		
	2001	2002	2003
Net income:			
Reported net income	$3,167	$1,888	$2,404
Goodwill amortization	404	—	—
Adjusted net income	$3,571	$1,888	$2,404
Reported basic net earnings per share	$ 0.41	$ 0.24	$ 0.30
Reported diluted net earnings per share	$ 0.40	$ 0.23	$ 0.30
Goodwill amortization	$ 0.05	$ —	$ —
Adjusted basic net earnings per share	$ 0.46	$ 0.24	$ 0.30
Adjusted diluted net earnings per share	$ 0.45	$ 0.23	$ 0.30

l. Research and development costs:

Research and development costs, net of grants received, are charged to the statement of income as incurred.

m. Warranty costs:

The Company provides a warranty for up to 12 months, at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in the Company's warranty allowance during the period are as follows:

	Year ended December 31,	
	2002	2003
Balance at the beginning of the year	$ 174	$ 159
Warranties issued during the year	237	203
Settlements made during the year	(238)	(159)
Changes in liability for pre-existing warranties during the year including expirations	(14)	(2)
Foreign currency translation adjustment	—	13
Balance at the end of the year	$ 159	$ 214

n. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o. Revenue recognition:

The Company generates revenues mainly from long-term projects and also from sales of products and rendering maintenance services.

Revenues from long-term projects are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

The Company applies contract accounting for the following reasons:

Projects for construction of Perimeter Systems require planning, development, manufacture and installation of the Perimeter System, in accordance with the customer's security requirements.

The project includes various components, e.g. planning of the Perimeter System in accordance with technical specifications, manufacture of the Perimeter System, installation of the Perimeter System on-site and installation of electronic parts on-site.

According to ("SOP 81-1"), costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract.

Revenues from products are recognized in accordance with Staff Accounting Bulleting No. 104, "Revenue Recognition" ("SAB No. 104") when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred revenues include unearned amounts received under maintenance contracts but not yet recognized as revenues.

In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial position, cash flows or results of operations.

p. Advertising expenses:

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended 2001, 2002 and 2003, were $ 349, $ 372 and $ 422, respectively.

q. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables.

The majority of the Company's cash and cash equivalents, short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to large and solid organizations located mainly in Israel, the United States, Canada and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and by a general reserve. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

For derivative instruments, see Note 2v.

r. Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Proforma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5% and 3%,

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

respectively, dividend yields of 3% for each year, a volatility factor of the expected market price of the Company's Ordinary shares of 0.556 and 0.628, respectively, and a weighted average life of the option of two years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Proforma information under SFAS No. 123:

	Year ended December 31,		
	2001	2002	2003
Net income as reported:	$3,167	$1,888	$2,404
Add — stock based compensation as reported	72	17	3
Deduct — total stock-based compensation determined under fair value method	(238)	(246)	(111)
Proforma net income	$3,001	$1,659	$2,296
Proforma basic net earnings per share	$ 0.40	$ 0.22	$ 0.29
Proforma diluted net earnings per share	$ 0.39	$ 0.22	$ 0.29

s. Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs. Research and development grants recognized amounted to $ 0, $ 318 and $ 128 in 2001, 2002 and 2003, respectively.

The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses. Total grants recognized amounted to $ 0, $ 42 and $ 40 in 2001, 2002 and 2003, respectively.

t. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $ 241, $ 60 and $ 313, respectively.

u. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, short-term bank credit, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of the Company's long-term trade receivables and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Company's investment rates for similar type of investment arrangements.

Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. As of December 31, 2002, the carrying amount of the Company's long-term borrowing approximates its fair value. As of December 31, 2003, the fair value of the Company's long-term borrowing was $ 5,564, compared to the carrying amount of $ 5,714.

As for derivative instruments, see Note 2v, below.

v. Derivative instruments:

Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

To protect against changes in the value of forecasted foreign currency translations and balances, the Company has instituted a foreign currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts.

During 2003, the Company entered into forward contracts to hedge a portion of Euro revenues. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these revenues. The effective portion of the gain or loss on derivative instruments that hedges future revenues is included in revenues and in financial expenses in the statements of income.

As of the year ended December 31, 2003, the total losses on derivative instruments amounted to $ 278, of which $ 178 was recorded in revenues, and $ 100 was recorded in financial expenses.

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2003, the unrealized losses on forward contracts amounted to $ 950.

w. Basic and diluted earnings per share:

Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

x. Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows. The Company reclassified inventory to property and equipment in the amount of $ 139.

y. Impact of recently issued accounting standards:

In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements", for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have on its financial condition or results of operations. Certain transitional disclosures required by FIN 46 in all financial statements initially issued after January 31, 2003, have been included in the accompanying financial statements. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have material impact on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

Generally, SFAS No 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is not expected to have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

NOTE 3: INVENTORIES

	December 31,	
	2002	2003
Raw materials	$4,702	$ 6,843
Work in progress	1,242	2,513
Finished products	2,168*	2,421
	$8,112*	$11,777

* Reclassified.

NOTE 4: LONG-TERM TRADE RECEIVABLES

The Company signed an agreement with a customer, according to which the payments schedule is for a period ending in February 2005.

As of December 2003, the aggregate annual maturities of the long-term trade receivables are as follows:

2004	$1,284
2005	300
	1,584
Less — current maturities	1,284
	$ 300

U.S. dollars in thousands

NOTE 5: PROPERTY AND EQUIPMENT

a. Comprised as follows:

	December 31, 2002	December 31, 2003
Cost:		
Land and buildings	$ 7,846	$ 8,215
Machinery and equipment	3,545*	6,253
Motor vehicles	1,333	1,414
Promotional display	2,895	3,659
Office furniture and equipment	2,186	2,609
Leasehold improvements	23	23
	17,828*	22,173
Accumulated depreciation:		
Buildings	1,744	2,098
Machinery and equipment	2,416	2,940
Motor vehicles	608	738
Promotional display	2,229	2,891
Office furniture and equipment	1,682	1,980
Leasehold improvements	21	21
	8,700	10,668
Depreciated cost	$ 9,128*	$11,505

* Reclassified.

b. Depreciation expenses amounted to $ 858, $ 1,014 and $ 1,241 for the years ended December 31, 2001, 2002 and 2003, respectively.

c. As for charges, see Note 11.

U.S. dollars in thousands

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a. Intangible assets:

	December 31, 2002	December 31, 2003
Original amounts:		
Know-how	$1,502	$1,502
Patents	1,913	2,381
Technology	—	436
	3,415	4,319
Accumulated amortization:		
Know-how	1,267	1,342
Patents	1,806	2,237
Technology	—	27
	3,073	3,606
Amortized cost	$ 342	$ 713

Amortization expenses related to intangible assets amounted to $100, $82 and $137 for the years ended December 31, 2001, 2002 and 2003, respectively.

b. Estimated amortization of the intangible assets for the years ended:

	December 31,
2004	143
2005	137
2006	129
2007	75
2008 and thereafter	229
	713

c. Goodwill:

	December 31, 2002	December 31, 2003
Original amounts	$5,443	$5,908
Accumulated amortization	1,587	1,763
	$3,856	$4,145

Amortization expenses amounted to $404, $0 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 7: SHORT-TERM BANK CREDIT

a. As of December 31, 2003, the Company and its subsidiaries have authorized credit lines totaling $ 27,800, and unused credit lines in the amount of $ 3,748.

The Company has undertaken to maintain the following financial ratios and terms in respect of its short-term and long-term bank credit and loans:

1. A ratio of at least 40% of shareholders' equity out of the total assets.

U.S. dollars in thousands

NOTE 7: SHORT-TERM BANK CREDIT (Continued)

2. Minimal annual net income in the amount of $ 1,000.

3. That the same shareholders maintain the core of control in the Company.

As of December 31, 2003, the Company was in compliance with these ratios and terms.

b.

	Linkage terms	Interest rate 2002	Interest rate 2003	December 31, 2002	December 31, 2003
		%	%		
Short-term bank loan	U.S. $	2.28	2.68	$ 500	$ 500
Short-term bank loan	U.S. $	3.17	3.06	4,600	3,800
Short-term bank loan	Canadian $	5	5.01	843	1,684
Short-term bank loan	NIS	10.24	6.83	3,323	6,613
				$9,266	$12,597

c. As for charges, see Note 11.

NOTE 8: OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2002	December 31, 2003
Employees and payroll accruals	$1,414	$1,951
Accrued expenses	1,922	2,116
Deferred revenues	84	324
Unrealized losses on forward contracts	—	489
Declared dividend	—	401
Income tax payable	124	641
Other	240	596
	$3,784	$6,518

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
U.S. dollars in thousands

NOTE 9: LONG-TERM LOANS

	Linkage terms	Interest rate 2002	Interest rate 2003	December 31, 2002	December 31, 2003
		%			
Bank (1)	U.S. $	4.60	4.60	$2,500	$2,500
Bank (2)	U.S. $	4.60	4.60	250	250
Bank (3)	U.S. $	2.87	2.87	500	500
Bank (4)	U.S. $	5.66	5.66	500	500
				3,750	3,750
Mortgage payable (5)	U.S. $	8.25	8.25	2,039	1,964
				5,789	5,714
Less — current maturities				1,091	3,841
				$4,698	$1,873

As for financial ratios and terms in respect of long-term loans, see also Note 7a.

As for charges, see Note 11.

As of December 2003, the aggregate annual maturities of the long-term loans are as follows:

2004	$3,841
2005	1,873
	$5,714

---

(1) Interest on the outstanding balance is due monthly. The loan is due in one installment on April 1, 2004.

(2) Interest on the outstanding balance is due each quarter. The loan is due in one installment on April 2, 2004.

(3) The loan is due on April 15, 2004.

(4) The loan is due on April 15, 2004.

(5) The loan is due in 18 quarterly installments of $ 64.7 each, commencing from February 28, 2001 and thereafter, until a final payment of $ 1,807 on November 30, 2005.

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty commitments to the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through 2003, the Company had obtained grants from Office of the Chief Scientist of Israel's Ministry of Industry and Trade ("the OCS") of $ 128 for certain research and development projects of the Company. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and grants received after January 1, 1999 will also bear interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Royalties paid amounted to $ 0, $ 131 and $ 80 for the years ended December 31, 2001, 2002 and 2003, respectively.

U.S. dollars in thousands

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

As of December 31, 2003, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,700 upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in expenses for foreign marketing. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

Grants received for the years up to and including 2003, amounted to $ 253 and royalties paid during 2001, 2002 and 2003, amounted to $ 104, $ 53 and $ 0, respectively. As of December 31, 2003, the aggregate contingent obligation amounted to $ 96.

c. Lease commitments:

The Company and its subsidiaries rent their facilities and some of their motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

2004	$ 357
2005	329
2006	170
2007	129
2008	99
	$1,084

Total rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 122, $ 183 and $ 368, respectively.

d. Guarantees:

1. As of December 31, 2003, the Company and its subsidiaries obtained bank performance guarantees and advance payment guarantees from several banks mainly in Israel in the amount of $ 3,714.
2. As of December 31, 2003, the Company obtained bank guarantees in an amount of $ 1,964, in order to secure mortgage payable by a subsidiary.
3. As of December 31, 2003, the Company and its subsidiaries issued a letter of credit in the amount of $ 278, as per the suppliers' demand.

e. Legal proceedings:

In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming sums allegedly due to Rapiscan in the context of an agreement between Rapiscan and the Company amounting to $ 1,600. The Company filed a counter-claim in the amount of approximately $ 1,350. The financial statements as of December 31, 2003 include a liability to pay Rapiscan of approximately $ 1,000, as estimated by the Company's management (see also Note 18b).

In April 2003, a competitor filed a civil action suit against the Company and others. The plaintiff alleged that its failure in the field trials of the perimeter systems executed by the MOD during

U.S. dollars in thousands

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

1996-1997, resulted from intentional damage to its fence and diversion of the results of certain intrusion tests made by a former employee of Magal, who was then a soldier in the IDF. The plaintiff alleged that the Company was the employer of this employee during 1995 and the Company still employed him as an agent during the field trials. The plaintiff requested the courts to annul the field trial and for approximately $ 730 in damages. The Company denied all of the above allegations and claimed that the plaintiff's perimeter system failure was not the result of the former employee's actions. According to its legal counsel, the Company had valid grounds for defense against the aforementioned claims and, therefore, no provision was recorded in the financial statements. The action is in the preliminary stage.

f. In July 2003, the Company's subsidiary acquired the business activity of DW. According to the agreement, the Company's subsidiary paid $ 902 and, in addition, over the next two and a half years, DW will be entitled to an "Earn Out" of 50% of operating profits related to the acquired activity (see Note 1b).

NOTE 11: CHARGES

As collateral for all of the Company and its subsidiaries' liabilities to banks:

a. A fixed charge has been placed on the Company's property.

b. The Company agreed not to pledge any of its assets without the consent of several banks.

c. A fixed charge in the amount of $ 3,250 has been placed on the Company's bank deposits.

d. The Company's subsidiary has two bank loans in the aggregate amount of $ 1,000 due on April 15, 2004, collateralized by substantially all of the subsidiary's assets, and a $ 1,964 mortgage note payable, collateralized by a first mortgage on the land and building.

NOTE 12: SHAREHOLDERS' EQUITY

a. Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are listed for trade on NASDAQ National Market and in Israel, on the Tel-Aviv Stock Exchange ("TASE"). The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if declared.

b. Deferred shares:

Prior to the Company's initial public offering in 1993, the Company's existing shareholders agreed to put into escrow 252,000 of the Ordinary shares held by them and to convert all, or a portion, of such escrowed shares into "Deferred shares", in the event (after taking into account the effect of the stock dividend) that specified audited after tax net income levels were not achieved by the Company in each of the three fiscal years in the period ended December 31, 1995.

Since the Company did not achieve such levels of net income, 252,000 Ordinary shares have been converted into Deferred shares of NIS 1 par value each. The Deferred shares entitle their holders, upon the liquidation of the Company, to the par value of these shares, but confer no other rights.

During 2001, the Company listed its shares for trade on the Tel-Aviv Stock Exchange. Pursuant to the Israeli Securities Law, the Company was required to purchase its Deferred shares. The annual general meeting that was held on May 16, 2001 approved the purchase of 252,000 Deferred shares by the Company at their nominal value.

U.S. dollars in thousands

NOTE 12: SHAREHOLDERS' EQUITY (Continued)

c. Stock Option Plan:

On February 25, 1993, the Company's Board of Directors authorized a stock option plan ("the plan"), under which options may be granted to employees, directors, officers and consultants of the Company or its subsidiaries.

According to the plan, the exercise price shall be at least 75% of the average of the closing prices of the shares of the Company on the NASDAQ National Market during the 90 days period preceding such grant. The plan was supposed to be terminated on February 25, 2001.

On May 31, 2000, the Company's Board of Directors approved an extension period to the plan in which options may be granted to employees until February 2005. Stock options that have not been exercised will expire, in any case, after five years from the date of grant. All the options have a vesting period of two years. Any options that are cancelled or forfeited before expiration become available for future grant.

During 2000, the Company's Board of Directors and the general meeting of shareholders, also approved an increase in the number of options that may be granted to employees by 250,000 options, and during 2002, was increased by an additional 500,000 options.

On October 27, 2003, the Company's Board of Directors approved the 2003 Israeli Share Option Plan ("the 2003 plan"). The Board has elected to allot the options under Israel's capital gain tax treatment. Until December 31, 2003, the Company did not grant any stock options under the 2003 plan.

Under the 2003 plan, stock options will be periodically granted to employees, directors, officers and consultants of the Company or its subsidiaries, in accordance with the decision of the Board of Directors of the Company (or a committee appointed by it). The Board of Directors has the authority to determine the number of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the plan will be effective for ten years and shall terminated on October 2013.

U.S. dollars in thousands

NOTE 12: SHAREHOLDERS' EQUITY (Continued)

A summary of the Company's stock options activities in 2001, 2002 and 2003, is as follows:

	Options outstanding				
	Available for grant	Number of options outstanding	Range of exercise price	Weighted average exercise price	Market price of the Company's shares at the date of grant
Balance at January 1, 2001	316,200	257,300	$ 2-2.36	$2.09	$ —
Options granted	(234,400)	234,400	$2.43-5.62	$5.27	$5.42
Options exercised	—	(79,300)	$ 1.61-2	$1.80	$ —
Balance at December 31, 2001	81,800	412,400	$1.61-5.62	$3.93	$ —
Options available for grant	500,000	—	$ —	$ —	$ —
Options forfeited	1,648	(1,648)	$ —	$ —	$ —
Options granted upon stock dividend	2,454	11,232	$ —	$ —	$ —
Options exercised	—	(63,750)	$ 2-2.36	$2.17	$ —
Balance at December 31, 2002	585,902	358,234	$1.61-5.62	$4.23	$ —
Options forfeited	7,828	(7,828)	$ —	$ —	$ —
Options granted upon stock dividend	17,812	10,256	$ —	$ —	$ —
Options exercised	—	(137,446)	$1.61-5.62	$3.55	$ —
Balance at December 31, 2003	611,542	223,216	$2.29-5.62	$4.61	$ —

The weighted average fair values of options granted during the years ended December 31, 2001, 2002 and 2003, were:

	For exercise price on the grant date that:					
	Equals market price			Less than market price		
	Year ended December 31,			Year ended December 31,		
	2001	2002	2003	2001	2002	2003
Weighted average exercise prices	$5.62	$ —	$ —	$2.69	$ —	$ —
Weighted average fair value on grant date	$2.04	$ —	$ —	$1.91	$ —	$ —

The options outstanding as of December 31, 2003 have been separated into ranges of exercise price as follows:

Options outstanding and exercisable as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price
6,365	0.48	$2.29
53,045	1.01	$2.36
11,670	2.26	$2.89
152,136	2.49	$5.62
223,216		$4.61

U.S. dollars in thousands

NOTE 12: SHAREHOLDERS' EQUITY (Continued)

84,000, 118,450 and 223,216 options were exercisable on December 31, 2001, 2002 and 2003, respectively, with a weighted average exercise price of $ 1.93, $ 2.14 and $ 4.61, respectively.

The total employee stock compensation expenses recorded in 2001, 2002 and 2003, were $ 72, $ 17 and $ 3, respectively, and were amortized based on the vesting period.

d. Dividends:

Dividends, if any, will be declared and paid in dollars. The Company has determined that it will not distribute dividends out of tax-exempt profits.

In 2001, the Company's Board of Directors decided on a dividend of $ 0.13 per share for the year 2001.

In December 2003, the Company's Board of Directors decided on dividend of $ 0.05 per share for the year 2003. A total of $ 401 was paid in January 2004.

e. Warrants to underwriters:

In connection with the 1997 Offering, the Company issued to the underwriters, 200,000 warrants to purchase 200,000 Ordinary shares of the Company. The warrants were initially exercisable at an exercise price of 120% of the 1997 Offering price per share ($ 5.50) for a period of four years, commencing one year from the date of the 1997 Offering. As of December 31, 2002, all 200,000 warrants were exercised on a net cash basis and 60,703 Ordinary shares of NIS 1 par value were issued.

f. The Company's Board of Directors decided on a distribution of stock dividend of 3% in May 2002 and 2003. All net earnings per share data have been retroactively adjusted to reflect the stock dividend.

g. In May 2002, the Company's Board of Directors decided on an increase of the authorized Ordinary share capital to 19,748,000 shares of NIS 1 par value.

h. Accumulated other comprehensive income:

	Year ended December 31,		
	2001	2002	2003
Foreign currency translation adjustments	$(1,294)	$(1,006)	$1,286
Unrealized losses on forward contracts, net	—	—	(807)
	$(1,294)	$(1,006)	$ 479

U.S. dollars in thousands

NOTE 13: NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,		
	2001	2002	2003
Numerator:			
Net income	$ 3,167	$ 1,888	$ 2,404
Denominator:			
Denominator for basic earnings per share — weighted-average number of shares outstanding	7,737,512	7,866,477	7,947,778
Effect of diluting securities:			
Employee stock options and warrants to underwriters	187,337	202,661	80,848
Denominator for diluted net earnings per share — adjusted weighted average shares and assumed conversions	7,924,849	8,069,138	8,028,626
Basic net earnings per share	$ 0.41	$ 0.24	$ 0.30
Diluted net earnings per share	$ 0.40	$ 0.23	$ 0.30

U.S. dollars in thousands

NOTE 14: TAXES ON INCOME

a. Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, ("the law"):

The Company has been granted the status of an "Approved Enterprise" under the law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy the "alternative benefits" track — waiver of grants in return for tax exemption - and, accordingly, the Company's income from the second program was tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

The period of benefits under this program began in 1994 and terminated in 2003.

The Company received final approval for this expansion.

2. On March 18, 1997, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track — waiver of grants in return for tax exemption and accordingly, the Company's income from this program was tax-exempt for a period of four years, and is subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

The Company had completed its investment program and, accordingly, the period of benefits under this program began in 1998 and will terminate in 2007.

3. On August 13, 2001, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy the "alternative benefits" track - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, and is subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company). The benefit period for this program began in 2003 and will end in 2012.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 36%.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (currently 36%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

U.S. dollars in thousands

NOTE 14: TAXES ON INCOME (Continued)

The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently — 15%), and an income tax liability would be incurred of approximately $ 900.

b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Under Israeli law, results for tax purposes are measured in real terms, in accordance with the changes in Israel's Consumer Price Index ("Israel's CPI"), or in the exchange rate of the dollar for a "foreign investors' company". Until 2002, results of tax purposes were measured in terms of earnings in NIS, after certain adjustments for increases in Israel's CPI. Commencing January 1, 2003, the basis for remeasurement is the changes in the exchange rate of the U.S. dollar.

For the years 2001 and 2002, the differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

c. Tax benefits (in Israel) under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

d. Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income, accrued or derived in Israel or abroad. In addition, the concept of a "controlled foreign corporation" was introduced, according to which an Israeli company becomes subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

U.S. dollars in thousands

NOTE 14: TAXES ON INCOME (Continued)

e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

	Year ended December 31, 2001	2002	2003
Income before taxes as reported in the statements of income	$3,619	$2,533	$3,317
Tax rate	36%	36%	36%
Theoretical tax expense	$1,303	$ 912	$1,194
Increase (decrease) in taxes:			
Tax adjustments in respect of inflation in Israel	214	11	—
Non-deductible items, net	75	(24)	17
Deferred taxes on losses for which valuation allowance was provided	—	442	298
Tax exemption applicable to "Approved Enterprises" and exempted income	(928)	(293)	(443)
Taxes in respect of prior years	(200)	(279)	(107)
Other	(12)	(124)	(46)
Taxes on income in the statements of income	$ 452	$ 645	$ 913
Per share amounts (basic and diluted) of the tax benefit resulting from "Approved Enterprises"	$ 0.12	$ 0.04	$ 0.06

The tax rates of the Company's subsidiaries range between 25%-40%.

U.S. dollars in thousands

NOTE 14: TAXES ON INCOME (Continued)

f. Taxes on income included in the statement of income:

	Year ended December 31,		
	2001	2002	2003
Current taxes:			
Domestic	$ 500	$ 269	$ 398
Foreign	138	211	534
Deferred income taxes:			
Domestic	(39)	(30)	-
Foreign	53	474	88
Taxes in respect of prior years:			
Domestic	(200)	(279)	(107)
Taxes on income	$ 452	$ 645	$ 913

g. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,	
	2002	2003
Operating loss carryforward	$ 1,409	$ 1,813
Reserves and tax allowances	1,308	1,183
Total deferred assets before valuation allowance	2,717	2,996
Valuation allowance	(1,604)	(1,682)
Net deferred tax assets	$ 1,113	$ 1,314
Domestic	$ 69	$ 212
Foreign	1,044	1,102
	$ 1,113	$ 1,314

U.S. dollars in thousands

NOTE 14: TAXES ON INCOME (Continued)

h. The domestic and foreign components of income before taxes are as follows:

	Year ended December 31,		
	2001	2002	2003
Domestic	$3,320	$2,217	$2,217
Foreign	299	316	1,100
	$3,619	$2,533	$3,317

i. Investment tax credit:

One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year 2003, the subsidiary recognized $ 216 of investment tax credits as a reduction of research and development expenses. In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable, amounting to $ 525, which will expire at various dates from 2006 through 2012.

j. Net operating losses carryforward:

The Company's subsidiaries in the U.S., the U.K. and Latin America have estimated total available carryforward tax losses of $ 4,002, $ 582 and $ 77, respectively, to offset against future taxable profit for 20 years, an indefinite period and 10 years, respectively. As of December 31, 2003, the Company recorded a deferred tax asset of approximately $ 1,813, relating to the available net carryforward tax losses.

A valuation allowance of $ 1,682 was recorded due to the uncertainty of the tax assets' future realization.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 15: RELATED PARTIES TRANSACTIONS

	Year ended December 31,		
	2001	2002	2003
Sales to related parties	$271	$188	$196

NOTE 16: SEGMENTS INFORMATION

The Company develops, manufactures, markets and sells complex computerized security systems on a worldwide basis. These products are grouped into three major categories, which represent the Company's operating and reportable segments as follows:

1. Perimeter security systems - The Company's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems, field disturbance sensors, and other.
2. Security turnkey projects - The Company is executing turnkey projects based on the Company's security management system, and acting as an integrator.

NOTE 16: SEGMENTS INFORMATION (Continued)

3. Video monitoring services - The Company supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001.

The data is presented in accordance with SFAS 131, "Disclosure About Segments of an Enterprise and Related Information".

U.S. dollars in thousands

NOTE 16: SEGMENTS INFORMATION (Continued)

a. The following data present the revenues, assets and other data of the Company's operating segments:

	Year ended December 31,														
	2001					2002					2003				
	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total
Revenues	$34,893	$5,004	$ 142	$ 981	$41,020	$36,435	$5,340	$ 238	$ 953	$42,966	$51,077	$6,720	$ 403	$1,161	$59,361
Depreciation and amortization	$ 1,304	$ 9	$ 28	$ 21	$ 1,362	$ 927	$ 9	$ 149	$ 11	$ 1,096	$ 1,056	$ 20	$ 292	$ 10	$ 1,378
Operating income, before financial expenses and taxes on income	$ 3,303*	$1,758*	$(626)	$(856)	$ 3,579	$ 2,948*	$2,024*	$(1,556)	$(1,082)	$ 2,334	$ 4,120	$2,431	$(1,870)	$ (361)	$ 4,320
Financial income (expenses), net					40					199					(1,003)
Taxes on income					452					645					913
Net income					$ 3,167					$ 1,888					$ 2,404

	Year ended December 31,														
	2001					2002					2003				
	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total	Perimeter	Projects	Video monitoring	Other	Total
Total assets	$11,911	$18	$324	$30	$12,283	$12,066	$30	$867	$21	$12,984	$12,763	$88	$2,787	$12	$15,650

* Reclassified.

U.S. dollars in thousands

NOTE 16: SEGMENTS INFORMATION (Continued)

b. Major customer data (percentage of total revenues):

	Year ended December 31,		
	2001	2002	2003
Israel's Ministry of Defense and Israel's Defense Forces	22.5%	15.9%	27.2%
The State concern civil aviation airlines "AZAL"	10.5%	1.8%	0.2%

c. Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long-lived assets:

	Year ended December 31,		
	2001	2002	2003
1. Revenues:			
Israel	$13,135	$11,350	$20,503
Europe	5,420	6,399	10,616
USA	11,358	12,641	13,292
Azerbaijan	4,577	756	106
Canada	2,035	4,324	6,338
Others	4,495	7,496	8,506
	$41,020	$42,966	$59,361
2. Long-lived assets:			
Israel	$ 3,623	$ 3,566	$ 3,466
Europe	666	786	980
USA	5,812	6,299*	8,246
Canada	2,133	2,286	2,854
Others	49	47	104
	$12,283	$12,984*	$15,650

* Reclassified.

U.S. dollars in thousands

NOTE 17: SELECTED STATEMENTS OF INCOME DATA

a. Research and development expenses, net:

	Year ended December 31,		
	2001	2002	2003
Expenses	$3,331	$3,750	$5,128
Less — royalty-bearing grants and investment tax credit	277	622	355
	$3,054	$3,128	$4,773

b. Financial income (expenses):

Financial expenses:			
Interest on long-term debt	$(398)	$ (371)	$ (298)
Interest on short-term bank credit	(502)	(640)	(808)
Foreign exchange losses	(42)	(6)	(692)
	(942)	(1,017)	(1,798)
Financial income:			
From interest	705	732	672
Foreign exchange gains	277	484	123
	982	1,216	795
	$ 40	$ 199	$(1,003)

NOTE 18: SUBSEQUENT EVENTS

a. In April 2004, the Company's Board of Directors decided to distribute a 5% stock dividend. The annual general meeting of shareholders has not yet approved this decision.

b. On February 18, 2004, the court approved a settlement agreement between the Company and Rapiscan regarding the matter discussed in Note 10e. According to the agreement, the Company will pay Rapiscan approximately $ 653. The reduction of $ 347 of the $ 1,000 estimated liability recorded at year end will be reflected in operations during the first quarter of 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: ______________________
Jacob Even-Ezra
Chairman of the Board and
Chief Executive Officer

Date: July 8, 2004

1166912.1